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                            March 9, 2022

       Stephen J. Donaghy
       Chief Executive Officer
       Universal Insurance Holdings, Inc.
       1110 W. Commercial Blvd.
       Fort Lauderdale, FL 33309

                                                        Re: Universal Insurance
Holdings, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed March 2, 2022
                                                            File No. 333-263238

       Dear Mr. Donaghy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance